UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2011

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: December 15, 2011	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: December 15, 2011	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

Immediate Release December 15, 2011

CANADIAN PACIFIC ADDS FURTHER RAILROAD EXPERTISE; APPOINTS TONY L. INGRAM AND EDMOND L. HARRIS TO BOARD OF DIRECTORS

CALGARY, Dec. 15, 2011 /CNW/—Canadian Pacific (TSX: CP) (NYSE: CP) today announced the appointment of Tony L. Ingram and Edmond L. Harris, both seasoned railroad executives, to the Company’s Board of Directors, effective immediately.

“Tony and Ed are well-respected leaders in our industry and outstanding additions to our Board of Directors,” said John E. Cleghorn, Chairman of the CP Board. “Both Tony and Ed have extensive and valuable railway experience. I am confident that Canadian Pacific will benefit from their operational expertise and sound business knowledge. Together with the rest of the Board, I welcome Tony and Ed and look forward to working with them as we continue to execute on our strategy of re-defining the railway as a modern 21st century transportation company built on safety, service reliability and operational efficiency.”

Tony L. Ingram

Mr. Ingram has 38 years of rail experience at two Class I railroads. Mr. Ingram is a seasoned rail operator who most recently served as the Executive Vice President and Chief Operating Officer at CSX Transportation Inc., a position he held from 2004 to 2009. Before his time at CSX, Mr. Ingram spent 33 years at Norfolk Southern Corporation, where he worked in various positions ranging from management trainee to Senior Vice President of Transportation Network and Mechanical. Mr. Ingram previously served as a director of Conrail from 1999 to 2003. Mr. Ingram received his B.A. from Jacksonville State University.

Edmond L. Harris

Mr. Harris has 44 years of railroading experience and has most recently served as Senior Railroad Advisor to Global Infrastructure Partners, an independent fund that invests in worldwide infrastructure assets, a position he held from 2007 to 2011. In 2011, Mr. Harris was retained as a consultant to CP to support the implementation of the redefinition of rail yard operations processes. This contract expires upon Mr. Harris’ appointment to the CP Board of Directors. From 2010 until 2011, Mr. Harris served as Chief Operations Officer of Canadian Pacific. Prior to his role at Canadian Pacific, Mr. Harris served in a number of positions of increasing responsibility at Canadian National Railway, including: Executive VP Operations in Edmonton, Alberta from 2005 to 2007, and Chief Transportation Officer from 2001 until 2003. Before joining Canadian National, Mr. Harris worked at Illinois Central Railroad for thirty years with key management roles including VP of operations from 1997 to 1999. In addition to his various aforementioned roles, Mr. Harris also served as an independent rail operations consultant from 2007 to 2010. Mr. Harris received his B.S. from the University of Illinois.

Note on forward-looking information—Canadian Pacific

This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel: 403-319-3591

investor@cpr.ca